

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2025

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Resource Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 000-26823**

Dear Cary Marshall:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation